PRESS RELEASE	Amsterdam, 3 March 2020

EXOR ANNOUNCES MEMORANDUM OF UNDERSTANDING FOR SALE OF PARTNERRE TO COVÉA FOR $9 BILLION

Proposed transaction will create one of the world’s leading reinsurers by balance sheet size

Aggregate cash return for EXOR of $3 billion

Amsterdam, 3 March 2020. EXOR, one of Europe’s largest, diversified family-controlled holding companies, announces that it has entered into a Memorandum of Understanding (“MoU”) under which Covéa, a leading French mutual insurer, would, following successful completion of a required consultation with workers councils, enter into a definitive agreement to acquire PartnerRe (“PartnerRe” or “the Company”), the Bermuda-based global reinsurer wholly-owned by EXOR. Under the terms of the MoU, EXOR would receive a total cash consideration of $9.0 billion plus a cash dividend of $50 million to be paid before closing.

EXOR acquired PartnerRe in March 2016 having paid a total of $6.72 billion in cash. During the years of its ownership EXOR has worked closely with the PartnerRe management team to strengthen and grow the Company’s business; creating a sizeable presence in Life & Health reinsurance through organic growth as well as through the acquisition of Aurigen; increasing its capital and operating efficiency; developing new areas of expertise such as Life Financial Solutions and Third Party Capital, while strengthening its underwriting discipline.

PartnerRe’s operating performance since 2016 has enabled it to pay EXOR a total of $661 million in dividends and to grow its book value to common shareholders by $510 million to $6.57 billion. This was achieved notwithstanding 2017 and 2018 being amongst the most challenging years for the reinsurance industry. Including dividends received since 2016 the aggregate cash return to EXOR following completion of the proposed transaction will amount to $3 billion.

During the same period the global insurance industry has been evolving rapidly. Specifically, scale is becoming increasingly important for reinsurers as their primary insurance clients consolidate and then seek counterparties with greater capital strength when reinsuring their risks. Following the acquisition by Covéa, PartnerRe will enter the top tier of reinsurers worldwide also by balance sheet size.

EXOR N.V. Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands www.exor.com	Media Tel. +31 (0)20 240 2 221 media@exor.com	Investor Relations Tel. +31 (0)20 240 2 222 ir@exor.com

Commenting on the transaction, John Elkann, Chairman and Chief Executive of EXOR said:

“PartnerRe today is a stronger company, with a more complete and efficient business. We have now been presented with an outstanding chance for PartnerRe to further strengthen its competitive advantage while providing important new opportunities for its people under Covéa’s ownership. We are proud to have fulfilled EXOR’s purpose of building another great company and are grateful to PartnerRe’s Board, leadership and people for all they have done to make this possible.”

Emmanuel Clarke, CEO of PartnerRe said:

“Over the past four years, under EXOR’s ownership, we have strengthened PartnerRe’s position as a global, diversified reinsurer, thanks to a continuous focus on enhancing our client and broker franchise, our underwriting and investments portfolios and our operational efficiency. And I’m confident we are in a very good position to further evolve under our new ownership.”

The proposed transaction is expected to be completed by the end of this year, subject to customary closing conditions, antitrust, regulatory and other approvals.

Goldman Sachs International acted as sole financial adviser to EXOR and Sullivan & Cromwell LLP acted as legal adviser to EXOR on the transaction.

About EXOR

EXOR is one of Europe’s largest diversified holding companies controlled by the Agnelli family. For over a century, EXOR has made successful investments and built great companies worldwide with a culture that combines entrepreneurial spirit and financial discipline. With a Net Asset Value of around $24bn, its portfolio is principally made up of companies in which EXOR is a leading shareholder: PartnerRe, Ferrari, Fiat Chrysler Automobiles, CNH Industrial, Juventus FC and The Economist Group.